Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2019

Shenzhen, China, May 13, 2019 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights:

•	Total revenues were US$41.3 million, representing a decrease of 2.3% from the previous quarter.

•	Cloud computing and other internet value-added services (“Cloud computing and IVAS”) revenues were US$16.0 million, representing a decrease of 11.4% from the previous quarter. The revenues from cloud computing and IVAS mainly represented CDN sales, cloud product revenue and live video streaming revenue. The decrease was mainly due to a significant drop in live video streaming revenue during the quarter as Chinese New Year was usually a slow season for our live video streaming business.

•	Subscription revenues were US$21.2 million, representing an increase of 16.1% from the previous quarter. The increase in subscription revenues was mainly attributable to an increased number of subscribers as a result of improved services towards subscribers as well as seasonal marketing and promotion activities launched during the quarter.

•	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$4.1 million, representing a decrease of 30.8% from the previous quarter. The decrease was mainly due to a decreased demand for our online advertising primarily from the mobile gaming industry during the quarter.

•	Gross profit was US$21.2 million, representing an increase of 13.0% from the previous quarter. Gross margin was 51.2% in the first quarter of 2019, compared with 44.3% in the previous quarter.

•	Net loss from continuing operations was US$8.6 million in the first quarter of 2019, compared with a net loss of US$32.4 million in the previous quarter.

•	Diluted loss per ADS from continuing operations was US$0.13 as compared with a diluted loss of US$0.48 in the previous quarter.

Recent Developments:

•	Provided StellarCloud’s IaaS services for Youku, one of the top video websites in China;

•	Entered into a contract with an enterprise to aggregate idle computing resources from business-class networking devices for our shared cloud computing services;

•	Provided technical services to the Copyright Protection Center of China to build a blockchain-powered digital copyright identifier system, particularly in the area of the copyright registration of fine arts and photographic works;

•	Selected by Guangdong South New Media Co., Ltd. (Shenzhen Stock Exchange: 300770) to provide services to a blockchain project. As a blockchain services provider, we will provide technical support and practical blockchain solutions in the field of digital media copyright protection; and

•	Completed a number of ThunderChain enhancements including WebAssembly virtual machine, also known as “Wasm,” to help application developers build large-scale and practical blockchain applications.

Mr. Lei Chen, the Chief Executive Officer of Xunlei, stated: “We saw progress and development in many areas during the first quarter of 2019. For our traditional membership subscription business, we are glad to see that the number of membership rebounded over the past months, thanks to our improved services towards subscribers and seasonal promotion activities. For cloud computing and IVAS business, we signed up several major internet customers and expect to increase bandwidth usage in the coming periods. And we continued to make progress on our blockchain development and unveiled several features for ThunderChain to enhance its capability. We are optimistic about our growth prospect against the backdrop of macroeconomic uncertainties due to our strong research and development abilities and our enhanced portfolio of product and service offerings.”

First Quarter 2019 Financial Results

Total Revenues

Total revenues were US$41.3 million, representing a decrease of 2.3% from the previous quarter.

Revenues from cloud computing and IVAS combined were US$16.0 million, representing a decrease of 11.4% from the previous quarter. The revenues from cloud computing and IVAS mainly represented CDN sales, cloud product revenue and live video streaming revenue. The decrease was mainly due to a significant drop in live video streaming revenue during the quarter as Chinese New Year was a slow season for our live video streaming business.

Revenues from subscriptions were US$21.2 million, representing an increase of 16.1% from the previous quarter. The number of subscribers was 4.57 million as of March 31, 2019, compared with 3.78 million as of December 31, 2018. The average revenue per subscriber for the first quarter of 2019 was RMB31.1, compared with RMB33.1 as of December 31, 2018. The increase in subscription revenues and the number of subscribers were mainly attributable to improved services towards subscribers such as revamping our membership subscription program and promotion activities launched during the quarter.

Revenues from online advertising were US$4.1 million, representing a decrease of 30.8% from the previous quarter, mainly due to a decreased demand for our online advertising primarily from the mobile gaming industry during the quarter.

Cost of Revenues

Total cost of revenues was US$19.9 million, representing 48.1% of our total revenues.

Bandwidth costs were US$10.8 million, representing 26.0% of our total revenues, compared with US$9.3 million or 22.0% of our total revenues in the previous quarter.

The remaining cost of revenues mainly consisted of revenue-sharing costs for our live streaming product and cloud computing costs.

Gross Profit and Gross Margin

Gross profit for the first quarter was US$21.2 million, representing an increase of 13.0% from the previous quarter. Gross margin was 51.2% in the first quarter, compared with 44.3% in the previous quarter. The increase in gross profit was mainly due to improved subscription services discussed above and a decrease in revenue-sharing costs for our live streaming product.

Research and Development Expenses

Research and development expenses for the first quarter of 2019 were US$18.8 million, representing 45.6% of our total revenues, compared with US$21.5 million or 50.7% of our total revenues in the previous quarter. The decrease on a sequential basis was mainly due to the year-end staff performance incentive for the year 2018 accrued in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter of 2019 were US$7.6 million, representing 18.4% of our total revenues, compared with US$9.0 million or 21.3% of our total revenues in the previous quarter. The decrease was mainly due to less marketing and promotion activities we conducted during the quarter.

General and Administrative Expenses

General and administrative expenses for the first quarter of 2019 were US$9.4 million, representing 22.6% of our total revenues, compared with US$11.8 million or 27.8% of our total revenues in the previous quarter.

Impairment of Assets, Net

Impairment of assets, net for the first quarter of 2019 was a credit of US$0.9 million, representing a net recovery of previously impaired assets. The prior quarter debit balance of US$6.3 million consisted mainly of the receivables written-off after an impairment and recoverability assessment, which was one-time in nature.

Operating Loss

Operating loss was US$13.7 million, compared with an operating loss of US$29.8 million in the previous quarter. The decrease was mainly due to less operating expenses incurred during the quarter and a one-off impairment of assets, net of US$6.3 million recorded in the previous quarter.

Net Loss and Loss Per Share

Net loss from continuing operations was US$8.6 million in the first quarter of 2019, compared with a net loss of US$32.4 million in the previous quarter. Non-GAAP net loss from continuing operations was US$7.2 million in the first quarter of 2019, compared with Non-GAAP net loss of US$30.9 million in the previous quarter.

Diluted loss per ADS from continuing operations in the first quarter of 2019 was US$0.13, compared with a diluted loss per ADS of US$0.48 in the previous quarter.

Cash Balance and Short-Term Investments

As of March 31, 2019, the Company had cash, cash equivalents and short-term investments of US$298.7 million, compared with US$319.5 million as of December 31, 2018.

Guidance for Second Quarter 2019

For the second quarter of 2019, Xunlei estimates total revenues to be between US$42 million and US$46 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 6.5%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any changes could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on May 13, 2019 (8:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	852-3018-6776
United States:	1-855-500-8701
International:	65 6713-5440
Passcode:	8187885

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-9003-4211
Replay Passcode:	8187885
Replay End Date:	May 21, 2019

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2019	2018

Assets

Current assets:
Cash and cash equivalents	156,306	122,930
Short-term investments	142,439	196,538
Accounts receivable, net	22,521	19,391
Inventories	14,297	12,667
Due from related parties	562	1,137
Prepayments and other current assets	11,765	10,236

Total current assets	347,890	362,899

Non-current assets:
Restricted cash	429	-
Long-term investments	37,724	33,638
Deferred tax assets	5,731	5,690
Property and equipment, net	24,875	21,903
Intangible assets, net	10,136	9,991
Goodwill	21,116	20,717
Other long-term prepayments and receivables	550	593
Right-of-use assets	10,490	-
Total assets	458,941	455,431

Liabilities
Current liabilities:
Accounts payable	22,562	22,629
Due to related parties	5,604	5,234
Contract liabilities and deferred income, current portion	32,793	30,295
Lease liabilities	5,187	-
Income tax payable	2,815	2,503
Accrued liabilities and other payables	31,159	44,065
Held-for-sale liabilities	3,995	3,309
Total current liabilities	104,115	108,035

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	1,657	1,850
Lease liabilities, non-current portion	5,048	-
Deferred tax liabilities, non-current portion	1,349	1,366
Interest-bearing bank borrowing	7,425	-
Total liabilities	119,594	111,251

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 333,643,560 shares outstanding as at December 31, 2018; 368,877,205 issued and 337,190,726 shares outstanding as at March 31, 2019)	84	84
Additional paid-in-capital	468,052	466,624
Accumulated other comprehensive loss	(10,315)	(12,748)
Statutory reserves	5,132	5,132
Treasury shares (35,233,649 shares and 31,686,479 shares as at December 31, 2018 and March 31, 2019, respectively)	8	8
Accumulated deficits	(122,364)	(113,804)
Total Xunlei Limited's shareholders' equity	340,597	345,296
Non-controlling interests	(1,250)	(1,116)
Total liabilities and shareholders' equity	458,941	455,431

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2019	2018	2018

Revenues, net of rebates and discounts	41,329	42,296	78,768
Business taxes and surcharges	(285)	(315)	(564)
Net revenues	41,044	41,981	78,204
Cost of revenues	(19,863)	(23,241)	(40,541)
Gross profit	21,181	18,740	37,663

Operating expenses
Research and development expenses	(18,849)	(21,452)	(16,451)
Sales and marketing expenses	(7,595)	(8,996)	(6,781)
General and administrative expenses	(9,357)	(11,759)	(7,009)
Assets impairment loss, net	894	(6,348)	-
Total operating expenses	(34,907)	(48,555)	(30,241)

Operating income/(loss)	(13,726)	(29,815)	7,422
Interest income	175	88	553
Interest expense	(60)	(60)	(60)
Other income/(loss), net	5,277	(2,840)	(261)
Share of loss from equity investee	-	(228)	(14)
Income/(loss) from continuing operations before income taxes	(8,334)	(32,855)	7,640
Income tax (expenses)/benefits	(290)	487	(910)
Net income/(loss) from continuing operations	(8,624)	(32,368)	6,730

Discontinued operations
Income from discontinued operations before income taxes	-	-	139
Gain on disposal	-	-	1,394
Income tax expense	-	-	(230)
Net income from discontinued operations	-	-	1,303

Net income/(loss)	(8,624)	(32,368)	8,033
Less: net profit/(loss) attributable to non-controlling interest	(64)	(191)	2
Net income/(loss) attributable to common shareholders	(8,560)	(32,177)	8,031

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2019	2018	2018

Earnings/(loss) per share for common shares, basic
Continuing operations	(0.0254)	(0.0957)	0.0202
Discontinued operations	-	-	0.0039
Total earnings/(loss) per share for common shares, basic	(0.0254)	(0.0957)	0.0241

Earnings/(loss) per share for common shares, diluted
Continuing operations	(0.0254)	(0.0957)	0.0198
Discontinued operations	-	-	0.0038
Total earnings/(loss) per share for common shares, diluted	(0.0254)	(0.0957)	0.0236

Earnings/(loss) per ADS, basic
Continuing operations	(0.1270)	(0.4785)	0.1010
Discontinued operations	-	-	0.0195
Total earnings/(loss) per ADS, basic	(0.1270)	(0.4785)	0.1205

Earnings/(loss) per ADS, diluted
Continuing operations	(0.1270)	(0.4785)	0.0990
Discontinued operations	-	-	0.0192
Total earnings/(loss) per ADS, diluted	(0.1270)	(0.4785)	0.1182

Weighted average number of common shares used in calculating continuing operations:
Basic	336,530,201	336,148,900	333,660,495
Diluted	336,530,201	336,148,900	340,311,476

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,306,040	67,229,780	66,732,099
Diluted	67,306,040	67,229,780	68,062,295

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2019	2018	2018

GAAP operating income/(loss)	(13,726)	(29,815)	7,422
Share-based compensation expenses	1,428	1,424	1,215
Non-GAAP operating income/(loss)	(12,298)	(28,391)	8,637

GAAP net income/(loss) from continuing operations	(8,624)	(32,368)	6,730
Share-based compensation expenses	1,428	1,424	1,215
Non-GAAP net income/(loss) from continuing operations	(7,196)	(30,944)	7,945

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0254)	(0.0957)	0.0202
Diluted	(0.0254)	(0.0957)	0.0198

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.1270)	(0.4785)	0.1010
Diluted	(0.1270)	(0.4785)	0.0990

Non-GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0212)	(0.0915)	0.0238
Diluted	(0.0212)	(0.0915)	0.0233

Non-GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.1060)	(0.4575)	0.1190
Diluted	(0.1060)	(0.4575)	0.1165

Weighted average number of common shares used in calculating:
Basic	336,530,201	336,148,900	333,660,495
Diluted	336,530,201	336,148,900	340,311,476

Weighted average number of ADSs used in calculating:
Basic	67,306,040	67,229,780	66,732,099
Diluted	67,306,040	67,229,780	68,062,295

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 86338443

Website: http://ir.xunlei.com